DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED

2007 MAR 13 A 11:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No: *82-34989*

07021759

5 March 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 23 February to 2 March 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Assistant Company Secretary

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

dlw 3/14

Word/sarah/dbpc/sec/l-usa

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421 FILINGS WITH SEC SINCE 9 MAY 2006		
DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

RNS Number:2707S
Debenhams plc
02 March 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

A disposal of voting rights.

3. Full name of person(s) subject to the notification obligation:

Merrill Lynch & Co., Inc.

4. Full name of shareholder(s) (if different from 3.):

ML Cayman Positions, Ltd

ML Global Private Equity Partners, L.P.

Merrill Lynch Ventures L.P. 2001

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[i]:

2 March 2007

6. Date on which issuer notified:

2 March 2007

7. Threshold(s) that is/are crossed or reached

7%

8. Notified details:

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 61,739,512 ordinary shares of 0.01p each, number of voting rights: 61,739,512.

Resulting situation after the triggering transaction: 53,443,493 ordinary shares, Number of voting rights: 53,443,493 (indirect), % of voting rights: 6.2% (indirect).

B: Financial Instruments

N/A

Total A +B

53,443,493 voting rights = 6.2% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Merrill Lynch & Co, Inc. is the ultimate parent company of the three shareholders listed above. It holds 100% of the share capital of ML Cayman Positions, Ltd through Merrill Lynch International Incorporated; it holds 100% of the share capital of the general partner of ML Global Private Equity Partners, L.P. through Merrill Lynch Group, Inc; and it holds 100% of the share capital of the general partner of Merrill Lynch Ventures L.P. 2001 through Merrill Lynch Group, Inc. The general partner of ML Global Private Equity Partners, L.P. is Merrill Lynch GP, Inc. and the general partner of Merrill Lynch Ventures L.P. 2001 is Merrill Lynch Ventures, LLC.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The reduction in the number of voting rights held by Merrill Lynch & Co., Inc. is the result of a transfer from Merrill Lynch & Co., Inc. to its private charitable foundation Merrill Lynch & Co. Foundation, Inc.

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END

53,443,493 voting rights = 6.2% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Merrill Lynch & Co, Inc. is the ultimate parent company of the three shareholders listed above. It holds 100% of the share capital of ML Cayman Positions, Ltd through Merrill Lynch International Incorporated; it holds 100% of the share capital of the general partner of ML Global Private Equity Partners, L.P. through Merrill Lynch Group, Inc; and it holds 100% of the share capital of the general partner of Merrill Lynch Ventures L.P. 2001 through Merrill Lynch Group, Inc. The general partner of ML Global Private Equity Partners, L.P. is Merrill Lynch GP, Inc. and the general partner of Merrill Lynch Ventures L.P. 2001 is Merrill Lynch Ventures, LLC.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting irghts proxy holder will cease to hold:

N/A

12. Date of which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

The reduction in the number of voting rights held by Merrill Lynch & Co., Inc. is the result of a transfer from Merrill Lynch & Co., Inc. to its private charitable foundation Merrill Lynch & Co. Foundation, Inc.

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of director

Rob Templeman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rob Templeman 12,591,638 shares.
Rob Templeman is also technically deemed to be interested, by virtue of being a member of the class of potential beneficiaries, in 3,360,535 shares held by Debenhams Retail Employee Trust 2004.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Ordinary Shares

7. Number of shares / amount of stock acquired

250,000 shares

8. Percentage of issued class

0.029%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

165.2p

13. Date of transaction

21st February 2007

14. Date company informed

23rd February 2007

15. Total holding following this notification

12,841,638
Rob Templeman is also technically deemed to be interested, by virtue of being a member of the class of potential beneficiaries, in 3,360,535 shares held by the Debenhams Retail Employee Trust 2004

16. Total percentage holding of issued class following this notification

Rob Templeman - 1.49%
The Debenhams Retail Employee Trust 2004 - 0.39%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

....

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

23.2.07

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of director

Chris Woodhouse

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Chris Woodhouse and Ingrid Woodhouse (spouse)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chris Woodhouse –11,498,795 shares and Ingrid Woodhouse – nil shares
Chris Woodhouse is also technically deemed to be interested, by virtue of being a member of the class of potential beneficiaries, in 3,360,535 shares held by Debenhams Retail Employee Trust 2004.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Chris Woodhouse and Ingrid Woodhouse (spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Ordinary Shares

7. Number of shares / amount of stock acquired

Chris Woodhouse – acquisition of 60,000 shares and Ingrid Woodhouse – acquisition of 40,000 shares

8. Percentage of issued class

Chris Woodhouse – 0.007% ; Ingrid Woodhouse – 0.005%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

165.2p

13. Date of transaction

21st February 2007

14. Date company informed

23rd February 2007

15. Total holding following this notification

Chris Woodhouse – 11,558,795 shares; Ingrid Woodhouse – 40,000 shares
Chris Woodhouse is also technically deemed to be interested, by virtue of being a member of the class of potential beneficiaries, in 3,360,535 shares held by Debenhams Retail Employee Trust 2004.

16. Total percentage holding of issued class following this notification

Chris Woodhouse – 1.35%; Ingrid Woodhouse – 0.005%
The Debenhams Retail Employee Trust 2004 - 0.39%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

....

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

23.2.07

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of director

John Lovering

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Lovering 6,002,780 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Ordinary Shares

7. Number of shares / amount of stock acquired

250,000 shares

8. Percentage of issued class

0.029%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

164p

13. Date of transaction

22nd February 2007

14. Date company informed

23rd February 2007

15. Total holding following this notification

6,252,780

16. Total percentage holding of issued class following this notification

0.73%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

....

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

23.2.07

END